                                                                   Exhibit 99.14

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

NIC MONASTERO, on behalf of himself and all others similarly situated,

                         Plaintiff,

                                                  C.A. No. 19485
          -against-

SRIVATS SAMPATH, STEPHEN RICHARDS,
GEORGE SAMENUK, FRANK GILL, RICHARD
SCHELL, NETWORK ASSOCIATES, INC., AND
MCAFEE.COM CORPORATION,

                         Defendants.



                             CLASS ACTION COMPLAINT

          Plaintiff, by his attorneys, for his complaint against defendants, alleges upon information and belief, except as to paragraph 2 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery individually and as a class action on behalf of all persons, other than defendants and those in privity with defendants, who own the common stock of McAfee.com Corporation ("McAfee.com" or the "Company").

          2. Plaintiff has been the owner of the common stock of McAfee.com since prior to the transaction herein complained of and continuously to date.

          3. Defendant McAfee.com is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 535 Oakmead Parkway, Sunnyvale, California 94085. McAfee.com provides online personal computer (PC) management products and services for consumers. As of October 31, 2001, the number of outstanding shares of the Company's Class A common stock, was 11,167,491. The number of outstanding shares of the Company's Class B common stock was 36,000,000, all of which are beneficially owned by Network Associates, Inc. ("Network Associates").

     4. Defendant Network Associates is a supplier of security and availability solutions for e-business. Network Associates' products focus on two important areas of e-business, network security and network management. The majority of its revenue has historically been derived from its McAfee.com anti-virus product group and its Sniffer network availability and performance management product group.

     5. Defendant Srivats Sampath is and was at all times relevant hereto President, Chief Executive Officer and a director of the Company.

     6. Defendant Stephen Richards ("Richards") is and has been at all times relevant hereto a director of the Company. Richards is also Chief Financial Officer of Networks Associates.

     7. Defendant George Samenuk ("Samenuk") is and has been at all times relevant hereto a director of the Company. Samenuk is also the President and Chief Executive Officer of Networks Associates.

     8. Defendants Frank Gill and Richard Schell are and have been at all times relevant hereto directors of the Company.

     9. The individual defendants constitute the Board of Directors of McAfee.com and, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's minority shareholders. Said defendants owe the public shareholders of McAfee.com the highest duty of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          10. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) or their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          11.  This action is properly maintainable as a class action.

          12. The class is so numerous that joinder of all members is impracticable. As of October 31, 2001, the number of outstanding shares of the Company's Class A common stock, was 11,167,491.

          13. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of McAfee.com in violation of the laws of the State of Delaware in order to enrich Network Associates at the expense and to the detriment of the plaintiff and the other public stockholders, who are members of the class; (c) whether the proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

     14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent of the class.

     15. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     16. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                                CLAIM FOR RELIEF

     17. On March 17, 2002, Network Associates issued a press release announcing that it plans to commence an exchange offer for all outstanding publicly held shares of Class A common stock of McAfee.com.

     18. According to the announcement, McAfee.com stockholders will be offered 0.675 shares of Network Associates common stock in a tax-free exchange for each outstanding share of McAfee.com. Class A common stock. Based on a per share closing price of $27.61 for

Network Associates common stock and $15.54 for McAfee.com Class A common stock on March 15, 2002, the offer represents a value of approximately $18.64 per share of McAfee.com Class A common stock, or a premium of approximately 20% over McAfee.com's closing stock price on March 15, 2002.

     19. The offer will be conditioned on the tender of a sufficient number of McAfee.com Class A shares such that, after the offer is completed, Network Associates would own at least 90% of all outstanding shares of McAfee.com common stock as well as other customary conditions. If the conditions to the offer are met and the offer is completed, Network Associates intends to effect a "short-form" merger of McAfee.com with a Network Associates subsidiary.

     20. The consideration to be paid to the class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of McAfee.com is materially in excess of $18.64 per share, giving due consideration to the possibilities of growth and profitability of McAfee.com in light of its business, earnings and earnings power, present and future; (b) the $18.64 per share price is inadequate and offers inadequate premium to the public stockholders of McAfee.com; and (c) the $18.64 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Network Associates to "cap" the market price of McAfee.com stock, as part of a plan for defendants to obtain complete ownership of McAfee.com assets and business at the lowest possible price.

     21. The bid serves no legitimate business purpose of McAfee.com but rather is an attempt by defendants to enable Network Associates to benefit unfairly from the transaction at the expense of McAfee.com's public shareholders. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of McAfee.com and its valuable assets, while permitting Network Associates to reap huge benefits from the transaction.

     22. By reason of the foregoing acts, practices and course of conduct, Network Associates has breached and will breach its fiduciary duties as controlling stockholder of McAfee.com by engaging in improper overreaching in attempting to carry out the proposed transaction.

     23. By reason of the foregoing, the individual defendants have violated their fiduciary duties to McAfee.com and the remaining stockholders of McAfee.com in the event that they fail to oppose the bid on the terms presently proposed.

     24. Plaintiff and the class have suffered and will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

     25. Plaintiff and the other members of the class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

     A. declaring this action to be a class action and certifying plaintiff as a class representative;

     B. enjoining, preliminarily and permanently, Network Associates's offer for acquisition of the McAfee.com stock owned by plaintiff and the other members of the class under the terms presently proposed;

     C. to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting, inter alia, rescissory damages;

     D. directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

     E. awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     F. granting plaintiff and the other members of the class such other and further relief as may be just and proper.

                                        ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, P.A.

                                   By:  /s/ Carmella P. Keener
                                        --------------------------
                                        P.O. Box 10700
                                        919 North Market Street
                                        Suite 1401
                                        Mellon Bank Center
                                        Wilmington, Delaware 19801
                                        (302) 656-4433

                                        Attorneys for Plaintiff

OF COUNSEL:

BULL & LIPSHITZ, LLP
18 East 41st s Street
New York, New York 10017
212 213-6222